TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Election of Directors

Saskatoon, Saskatchewan, Canada, May 11, 2016 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of 10 board members at its annual meeting held on May 11, 2016.

Shareholders elected board members Ian Bruce, Daniel Camus, John Clappison, Donald Deranger, Catherine Gignac, Tim Gitzel, Jim Gowans, Don Kayne, Anne McLellan and Neil McMillan. (Voting results are available below)

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	138,042,854	90.29%	14,847,596	9.71%
Daniel Camus	137,771,360	90.11%	15,119,090	9.89%
John Clappison	150,423,913	98.39%	2,466,537	1.61%
Donald Deranger	150,576,852	98.49%	2,313,598	1.51%
Catherine Gignac	151,580,036	99.14%	1,310,414	0.86%
Tim Gitzel	151,323,845	98.98%	1,566,606	1.02%
Jim Gowans	146,191,565	95.62%	6,697,961	4.38%
Don Kayne	151,337,441	98.98%	1,553,009	1.02%
Anne McLellan	137,658,507	90.04%	15,231,944	9.96%
Neil McMillan	150,524,587	98.49%	2,313,009	1.51%

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190